

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 20, 2017

John M. Fields, Jr.
Executive Vice President and Chief Financial Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676

    Re: Oritani Financial Corp.
           Form 10-K for the Fiscal Year Ended June 30, 2016
           Filed September 13, 2016
           File No. 001-34786

Dear Mr. Fields:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      /s/ David Irving

                                      David Irving
                                      Senior Staff Accountant
                                      Office of Financial Services